Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Strength Sensei Nutraceuticals and Charles R. Poliquin launch MaxSimil®

Laval, Québec, CANADA – December 11, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT) announces, in partnership with Charles R. Poliquin’s Strength Sensei Nutraceuticals, the launch of MaxSimil® enhanced Omega Drive™ omega-3 EPA and DHA product for the strength coaching community.

MaxSimil® technology mimics the biological digestive process by “predigesting” fish oils to deliver absorption-ready monoglyceride-rich omega-3 fish oils. The MaxSimil® fish oil has been clinically demonstrated1 with statistically significant results to be more than three (3) times better absorbed than regular fish oils2.

“The exclusive license with Strength Sensei Nutraceuticals for the Strength Coach’s Community comes on the heels of very strong demand for a MaxSimil®-based product in the U.S. practitioner market. In the past year, MaxSimil® has been an important growth driver of our Solutions Business, and this new agreement and future ones will further support the success of this exciting technology. We are also extremely pleased to partner with Charles R. Poliquin, in light of his high profile and reputation in the high performance athletic world,” says François-Karl Brouillette, Vice President of Science and Innovation at Neptune.

“Our partnership with Neptune and the exclusive license of MaxSimil® gives our community unique access to a patented lipid delivery technology and now makes it possible for us to formulate truly innovative lipid-based dietary supplement products,” said Charles R. Poliquin. “The launch of the MaxSimil® enhanced Omega Drive™ omega-3 EPA and DHA product is, without a doubt, a game-changer in our channel and space today.”

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging its scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as the medical cannabis field.

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1 Unpublished double-blind crossover pharmacokinetic clinical study comparing absorption of EPA+DHA in blood

2 These statements have not been evaluated by the Food and Drug Administration.This product is not intended to diagnose, treat, cure, or prevent any disease.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia. The Company’s head office is located in Laval, Quebec.

About Charles R. Poliquin and Strength Sensei Nutraceuticals

Charles R. Poliquin is one of the most accomplished strength coaches in the world. He has designed workouts for Olympic medalists, world record holders, and professional athletes. Since the early 1980s, Mr. Poliquin has given seminars to other coaches who wanted to improve their knowledge and results by learning from him. In 2013, he founded Strength Sensei, his own company to certify coaches with his methodology. These include a unique metabolic profiling method, which he invented, called Metabolic Analytics. In 2017, Mr. Poliquin founded another fitness company called Strength Sensei Nutraceuticals. To learn more about Strength Sensei, visit www.strengthsensei.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com